March 22, 2010

Tina M. Payne
Cohen & Steers Capital Management, Inc.
280 Park Avenue
New York, New York 10017

Re: Cohen & Steers Preferred Securities Fund, Inc.
        File Nos. 333-165034 & 811-22392

Dear Ms. Payne:

        We have reviewed the registration statement filed on behalf of Cohen & Steers Preferred Securities Fund, Inc. ("Fund") on February 23, 2010. We have the following comments.

Prospectus – Class A & C Shares

Investment Objective, page 1

1.   The prospectus states, "The investment objectives of Cohen & Steers Preferred Securities Fund, Inc. (the Fund) are to seek high current <u>income</u> and <u>total return</u>." (Emphasis added.) Because total return is normally deemed an investment category that strives for both capital appreciation and current income, please further clarify the objective.

Fund Fees and Expenses, page 1

2.   Please confirm there are no expected acquired fund fees and expenses. We note that your principal strategies section states that the Fund may invest in "open-end, closed-end or exchange-traded funds that invest primarily in preferred securities."

3.   Footnote 2 states, "Through _____, 2011, Cohen & Steers Capital Management, Inc., the Fund's investment advisor (the Advisor), has contractually agreed to waive its fee and/or reimburse the Fund for expenses ...."   Please confirm the waiver will reduce operating expenses for no less than one year from the effective date of the Fund's registration statement. In addition, new funds should complete only the 1- and 3-year period portions of the Example.

Principal Investment Strategies, page 2

4.   Because the Fund has preferred in its name, it should invest at least 80% of its assets in preferred securities. The prospectus states, "Under normal market conditions, the Fund invests <u>at least 80%</u> of its net assets .... in a portfolio of preferred securities. Preferred securities ... can consist of traditional preferred securities, hybrid preferred securities, floating rate preferred securities, and <u>convertible securities</u> as well as securities of other open-end, closed-end or exchange-traded funds that invest primarily in preferred securities as described in this paragraph or <u>new securities, publicly or privately issued, that have similar investment and economic characteristics as **or** are considered to be preferred securities</u>." (Emphasis added.) In addition, Page 5 states, "The Advisor also considers subordinated debt and certain senior debt issues that have preferred characteristics to be part of the broader preferred securities market.... Convertible securities are hybrid securities that combine the investment characteristics of bonds and common stocks and due to similar characteristics the Advisor considers convertible securities to be part of the preferred securities universe."   If convertible securities are convertible preferred securities, please clarify the disclosure. If not, in a letter to the staff, please further explain why such convertible securities should be deemed preferred securities. In addition, if true, please change the term "or are considered" to "and are considered." Further, please explain to the staff why such debt and new securities should be deemed preferred securities for purposes of the 80% test. In your response, please include an analysis whether the investment community deems such securities to be preferred securities, whether such securities are always senior to common stock, and whether they are treated as debt or equity for tax purposes.

5.   The Fund may invest in investment grade <u>as well as below investment grade securities</u> and, although not required to do so, will generally seek to maintain a minimum weighted average senior debt rating of companies in which it invests of BBB-/BB+." (Emphasis added.) Please state that below investment grade securities are also known as high yield or junk securities.

6.   The prospectus states, "The Fund may invest without limit in securities of non-U.S. companies, which may be non-U.S. dollar denominated." If emerging markets are a principal strategy and principal risk, please disclose.

7.   The prospectus states, "The Fund intends to invest in both over-the-counter (OTC) and exchange-traded preferred securities. (OTC issues are often referred to as "capital securities".)   In addition, the Fund intends to invest in freely tradable as well as restricted securities. Restricted securities are securities that may not be resold to the public without an effective registration statement under the Securities Act of 1933, as amended (Securities Act), or, if they are unregistered, may be sold only in a privately negotiated transaction or pursuant to an exemption from registration." Such disclosure appears to be a strategy and not a risk. Please revise the disclosure accordingly.

8.   Please confirm that the risk entitled "New Types of Securities" is deemed to be a principal risk of the Fund.

Principal Risks of Investing in the Fund, page 8

9.   The heading indicates that the following disclosures are principal risks. However, certain of the risks (e.g., common stock) are not described in the summary risk disclosure. Please clarify this section and/or ensure that all principal strategies and risks are described in the summary section.

Composite Performance of Advisor, page 22

10.   The prospectus states, "Performance prior to March 31, 2007 reflects all returns of the preferred securities holdings of the Cohen & Steers REIT and Preferred Income Fund, Inc., a registered closed-end investment company managed on a fully discretionary basis by the Advisor." (Emphasis added.) The use by a fund of prior performance information relating to a portion of an account can be materially misleading because an account could be managed differently than its pieces. Accordingly, as a general matter, the staff has objected to the use of partial accounts in performance presentations. Please revise the disclosure accordingly.

11.   The prospectus states, "[The Composite performance also reflects any sales charges that apply to all accounts in the Composite. Without the sales charges reflected, net Composite returns would have been higher.]" Please confirm that the Fund intends to remove the brackets.

12.   If the actual fees/expenses of the accounts are lower than the Fund's fees/expenses, disclosure should state that the use of the Fund's expense structure would have lowered the performance results.

13.   The prospectus states, "Composite investment performance has been determined on an asset weighted basis, which differs from guidelines of the SEC for calculating the performance of mutual funds." Please further clarify the meaning of "on an asset weighted basis" (such as of the end of each time period.)

Statement of Additional Information

Cover Page, page 10

14.   On the front cover page, please provide the exchange ticker symbol of each class of the Fund's securities. See Item 14(a)(2) of Form N-1A.

Short Sales, page 10

15.   The prospectus states, "The Fund may enter into short sales, provided the dollar amount of short sales at any one time would not exceed 25% of the net assets of the

Fund...." If short sales are intended to be a principal strategy and risk of the Fund, please clarify the disclosure in the prospectus.

General

16.   If the Fund intends to use a stand alone summary prospectus, in a letter to the staff, please provide a copy of the Rule 498(b) legend the Fund intends to use.

17.   We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any pre-effective amendments.

18.   We note the Trust has submitted an exemptive application in connection with your registration statement. Please confirm the registration statement is in compliance with all the conditions of your exemptive relief. In addition, please note that in the case of an ETF filing for which an order has not yet been issued, the staff believes registrants should not go effective until the order has been issued. Also, please advise us if you expect to submit any additional exemptive application or no-action request in connection with your registration statement.

19.   Where no change will be made in the filing in response to a comment, please indicate this fact in a supplemental letter and briefly state the basis for your position. Please note that comments we give in one section apply to other sections in the filing that contain the same or similar disclosure.

20.   We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the Trust and its management are in possession of all facts relating to the Trust's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, please furnish a letter acknowledging that

· should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
· the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Trust from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
· the Trust may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

Generally, we will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

Please contact the undersigned at (202) 551-6948 should you have any questions regarding this letter.

Sincerely,

Keith A. O'Connell
Senior Counsel